UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   July 10, 2003

HOME SOLUTIONS OF AMERICA, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-22388	99-0273889
(Commission File Number	(IRS Employer Identification No.)

11850 Jones Road, Houston, Texas	77070
(Address of Principal Executive Offices)	(Zip Code)

(281) 970-9859
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Item 2. Acquisition or Disposition of Assets.

Pursuant to a Stock Purchase Agreement and Plan of Reorganization dated July 10, 2003, Home Solutions of America, Inc., a Delaware corporation (the "Company"), completed the acquisition of 100% of the outstanding capital stock (the "Stock Purchase") of Central Texas Residential Services, Inc. ("CTRS"), based in San Antonio, Texas, which provides residential services, including indoor airborne contaminant removal, throughout Texas.

The two shareholders of CTRS prior to the Stock Purchase (the "Sellers") received an aggregate of 850,000 shares of the common stock of the Company, 600,000 shares of which will be held in escrow pending CTRS achieving gross revenues of $2,000,000 during each of the two twelve-month periods immediately following the Stock Purchase. The Sellers also received piggyback registration rights for the shares they received in the Stock Purchase.

Item 7. Financial Statements and Exhibits.

(c) Exhibits:

2.1   Stock Purchase Agreement and Plan of Reorganization dated July 10, 2003, by and among Home Solutions of America, Inc., Jeffrey Hawkins, and CTRS Holding Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOME SOLUTIONS OF AMERICA, INC.

Date: July 22, 2003   By: /s/ R. ANDREW WHITE

                                               R. Andrew White

                                               President and Chief Executive Officer